Exhibit 99.1

Syneron Medical to Present at Oppenheimer Healthcare Conference and Barclays Capital Small and Mid-Cap Healthcare Conference

YOKNEAM, ISRAEL--(Marketwire - October 28, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, announced today that Syneron will participate in the Oppenheimer Healthcare Conference on Monday, November 3, 2008 in New York and at the Barclays Capital Small and Mid-cap Healthcare Conference on Thursday, November 6, 2008, also in New York. Syneron CFO, Fabian Tenenbaum, will present on behalf of Syneron at both conferences. Mr. Tenenbaum will present at the Oppenheimer conference at noon ET on November 3rd and at the Barclays Capital conference at 10:00am on November 6th.

Both presentations will be webcast live over the Internet and can be accessed through links on the 'Investor Overview' page on the Syneron's website at www.syneron.com. Please go to the website a few minutes early, as it may be necessary to download audio software to hear the presentation.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications in the areas of facial applications, including skin rejuvenation, wrinkle reduction, and skin tightening, and body shaping, where the Company maintains a leadership position with its powerful VelaShape™ platform for circumferential reduction and cellulite treatment, and LipoLite™, Syneron's first device in the market for laser-assisted lipolysis. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman
VP Investor Relations
+972 (54) 646-1688
email: ir@syneron.com